The Tradeshow Marketing Company, Ltd.
Box 137,2498 W. 41st Ave.,
Vancouver, BC,
Canada
(604) 585-8762

June 20, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:  The Tradeshow Marketing Company, Ltd.
     File Number: 001-32619
     Form 10SB12B filed September 09, 2005 (as amended January 03, 2006)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) The Tradeshow Marketing Company, Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form 10SB12B (File No. 001-32619) initially filed with the Commission on September 09, 2005, as amended on January 03, 2006, and all exhibits filed thereto (the “Registration Statement”).

After discussions between the Staff and the Registrant, the Registrant hereby requests the withdrawal of the offering described in the Registration Statement on Form 10SB12B, as amended. The Registrant plans to file a Registration Statement on Form 10SB12G. Accordingly, the Registrant will also make certain that the Registration Statement on Form 10SB12G conforms to all prior written comments from the Commission.

This will also confirm that the Registration Statement on Form 10SB12B, as amended, was not declared effective by the Commission.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact John D. Briner, Esq. at (604) 685.7552 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ Bruce Kirk

Bruce Kirk
President & Chief Executive Officer